Exhibit 99.1

TryHard Holdings Limited

(an exempted company incorporated in the Cayman Islands with limited liability) (NASDAQ: THH)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting of shareholders (the “2026 Extraordinary Meeting”) of TryHard Holdings Limited (the “Company”) will be held at #502 PMOEX Hommachi, 3-1-10 Hommachi Chuo-ku, Osaka-shi, Osaka Japan (541-0053) on July 21, 2026, at 2 p.m. Japan Time (July 21, 2026 at 1 a.m. U.S. Eastern Time). The 2026 Extraordinary Meeting will have the following proposal for considering and voting:

Item			Board Vote Recommendation

1.	RESOLVED AS AN ORDINARY RESOLUTION THAT:		FOR

	i)	the consolidation of each of the issued and unissued ordinary shares of a par value of US$0.00002 each (“Ordinary Shares”) and Series A Preferred Shares of a par value of US$0.00002 each (“Series A Preferred Shares”) at a ratio one (1) – for – ten (10) (the “Share Consolidation”) be and is hereby approved such that (i) every 10 existing authorized unissued and issued Ordinary Shares par value US$0.00002 each be consolidated into 1 Ordinary Share of par value US$0.0002 each, and (ii) every 10 existing authorized unissued and issued Series A Preferred Shares par value US$0.00002 each be consolidated into 1 Series A Preferred Share of par value US$0.0002 each, such that following the Share Consolidation, the authorized share capital of the Company of US$500,000 divided into 25,000,000,000 shares of a par value of US$0.00002 each, comprising (a) 22,500,000,000 Ordinary Shares of a par value of US$0.00002 each and (b) 2,500,000,000 Series A Preferred Shares of a par value of US$0.00002 each will become the authorized share capital of US$500,000 divided into 2,500,000,000 shares of a par value of US$0.0002 each, comprising (a) 2,250,000,000 Ordinary Shares of a par value of US$0.0002 each and (b) 250,000,000 Series A Preferred Shares of a par value of US$0.0002 each; and

	ii)	the Directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation including, but without prejudice to the generality of the foregoing, in respect of any fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, (a) capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation or (b) arranging for the sale of any Ordinary Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Directors may authorize some persons to transfer the Ordinary Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company.”

As of the date of this Notice of Extraordinary Meeting of Shareholders (the “Notice”), we have not received notice of any other matters that may be properly presented at the 2026 Extraordinary Meeting.

The Board of Directors of the Company has fixed the close of business on July 9, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the 2026 Extraordinary Meeting or any adjournment thereof. Only holders of Ordinary Shares and Series A Preferred Shares of the Company on the Record Date are entitled to receive notice of and to vote at the 2026 Extraordinary Meeting or any adjournment thereof.

In addition to mailing the materials, shareholders may also obtain a copy of the proxy materials, from the Company’s website at https://www.tryhard.me.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE AND YOU APPOINT THE CHAIR OF THE 2026 EXTRAORDINARY MEETING AS YOUR PROXY, YOUR SHARES WILL BE VOTED “FOR” THE PROPOSAL LISTED ABOVE. IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF WHO YOU WISH TO APPOINT AS YOUR PROXY, THE CHAIR OF THE 2026 EXTRAORDINARY MEETING WILL BE APPOINTED AS YOUR PROXY.

We are providing this notice and the accompanying proxy card to our shareholders in connection with the solicitation of proxies to be voted at the 2026 Extraordinary Meeting and at any adjournments or postponements of the 2026 Extraordinary Meeting.

We cordially invite all holders of Ordinary Shares and Series A Preferred Shares to attend the 2026 Extraordinary Meeting in a hybrid format. However, holders of Ordinary Shares and Series A Preferred Shares entitled to attend and vote are entitled to appoint a proxy to attend and vote instead of such holders. A proxy need not be a shareholder of the Company. If you are a holder of Ordinary Shares or Series A Preferred Shares and whether or not you expect to attend the 2026 Extraordinary Meeting in person, please mark, date, sign and return the enclosed form of proxy as promptly as possible to ensure your representation and the presence of a quorum at the 2026 Extraordinary Meeting. If you send in your form of proxy and then decide to attend the 2026 Extraordinary Meeting to vote your Ordinary Shares and Series A Preferred Shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the notice. Whether or not you plan to attend the 2026 Extraordinary Meeting, we urge you to read this notice carefully and to vote your shares. Your vote is very important. If you are a registered shareholder, please vote your shares as soon as possible by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the 2026 Extraordinary Meeting. If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR the proposal to be considered at the 2026 Extraordinary Meeting.

I want to thank all of our shareholders as we look forward to what we believe will be an exciting future for our business.

By Order of the Board of Directors,

/s/ Rakuyo Otsuki
Rakuyo Otsuki
Director, Chief Executive officer, and Chairperson

July 9, 2026

IT IS IMPORTANT THAT YOU VOTE, SIGN AND RETURN
THE ACCOMPANYING PROXY CARD AS SOON AS POSSIBLE

TryHard Holdings Limited

2026 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON July 21, 2026

PROXY STATEMENT

The Board of Directors of TryHard Holdings Limited (the “Company”) is soliciting proxies for the extraordinary general meeting of shareholders (the “2026 Extraordinary Meeting”) of the Company to be held at #502 PMOEX Hommachi, 3-1-10 Hommachi Chuo-ku, Osaka-shi, Osaka Japan (541-0053) on July 21, 2026, at 2 p.m. Japan Time (July 21, 2026 at 1 a.m. U.S. Eastern Time). Only holders of the ordinary shares, par value US$0.00002 (the “Ordinary Shares”) and Series A Preferred Shares, par value US$0.00002 (the “Series A Preferred Shares”, together with the Ordinary Shares, the “Shares”) of the Company at the close of business on July 9, 2026 (the “Record Date”) are entitled to attend and vote at the 2026 Extraordinary Meeting or at any adjournment thereof.

Two Shareholders entitled to vote and present in person or by proxy or (in the case of a Shareholder being a corporation) by its duly authorized representative representing not less than fifty per cent (50%) of the voting rights attached to the total voting shares in the Company, shall be a quorum for all purposes at the 2026 Extraordinary Meeting.

Any shareholder entitled to attend and vote at the 2026 Extraordinary Meeting may appoint a proxy to attend and vote on behalf of him/her. A proxy need not be a shareholder of the Company. Each Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company, and each Series A Preferred Share shall be entitled to twenty-five (25) votes on all matters subject to the vote at general meetings of the Company.

A proxy statement describing the matters to be voted upon at the 2026 Extraordinary Meeting along with a proxy card enabling the shareholders to indicate their vote will be mailed on or about July 10, 2026, to all shareholders entitled to vote at the 2026 Extraordinary Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K and will be available on our website at https://www.tryhard.me on or about July 10, 2026. If you plan to attend the 2026 Extraordinary Meeting and your shares are not registered in your own name, please ask your broker, bank or other nominee that holds your shares to provide you with evidence of your share ownership. Such proof of share ownership will be required to gain admission to the 2026 Extraordinary Meeting.

Whether or not you plan to attend the 2026 Extraordinary Meeting, it is important that your shares be represented and voted at the 2026 Extraordinary Meeting. Accordingly, after reading the Notice and accompanying proxy statement, please sign, date, and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet at www.proxyvote.com in accordance with the instructions on your proxy card. The proxy card must be received by no later than 11:59 p.m. EST on July 20, 2026 to be validly included in the tally of Shares voted at the 2026 Extraordinary Meeting. Detailed proxy voting instructions are provided both in the proxy statement and on the proxy card.

QUESTIONS AND ANSWERS ABOUT

THE 2026 EXTRAORDINARY MEETING, THE PROXY MATERIALS AND

VOTING YOUR SHARES

WHY AM I RECEIVING THESE MATERIALS?

Our Board has delivered the Proxy Materials to you in connection with the solicitation of proxies for use at the 2026 Extraordinary Meeting. As a shareholder, you are invited to attend the 2026 Extraordinary Meeting and are requested to vote on the items of business described in this Proxy Statement.

WHAT IS A PROXY?

Our Board is soliciting your vote at the 2026 Extraordinary Meeting. You may vote by proxy as explained in this Proxy Statement. A proxy is your formal legal designation of another person to vote the shares you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card.

WHAT PROPOSAL WILL BE VOTED ON AT THE 2026 EXTRAORDINARY MEETING?

There is one proposal that will be voted on at the 2026 Extraordinary Meeting:

1.	RESOLVED AS AN ORDINARY RESOLUTION THAT:

i)

the consolidation of each of the issued and unissued ordinary shares of a par value of US$0.00002 each (“Ordinary Shares”) and Series A Preferred Shares of a par value of US$0.00002 each (“Series A Preferred Shares”) at a ratio one (1) – for– ten (10) (the “Share Consolidation”) be and is hereby approved such that (i) every 10 existing authorized unissued and issued Ordinary Shares par value US$0.00002 each be consolidated into 1 Ordinary Share of par value US$0.0002 each, and (ii) every 10 existing authorized unissued and issued Series A Preferred Shares par value US$0.00002 each be consolidated into 1 Series A Preferred Share of par value US$0.0002 each, such that following the Share Consolidation, the authorized share capital of the Company of US$500,000 divided into 25,000,000,000 shares of a par value of US$0.00002 each, comprising (a) 22,500,000,000 Ordinary Shares of a par value of US$0.00002 each and (b) 2,500,000,000 Series A Preferred Shares of a par value of US$0.00002 each will become the authorized share capital of US$500,000 divided into 2,500,000,000 shares of a par value of US$0.0002 each, comprising (a) 2,250,000,000 Ordinary Shares of a par value of US$0.0002 each and (b) 250,000,000 Series A Preferred Shares of a par value of US$0.0002 each; and

FOR

ii)	the Directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation including, but without prejudice to the generality of the foregoing, in respect of any fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, (a) capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation or (b) arranging for the sale of any Ordinary Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Directors may authorize some persons to transfer the Ordinary Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company.”

We may also transact such other business as may properly come before the 2026 Extraordinary Meeting.

HOW DOES THE BOARD RECOMMEND I VOTE?

Our Board unanimously recommends a vote “FOR” Proposal.

WHAT HAPPENS IF ADDITIONAL MATTERS ARE PRESENTED AT THE 2026 EXTRAORDINARY MEETING?

If any other matters are properly presented for consideration at the 2026 Extraordinary Meeting, including, among other things, consideration of a motion to adjourn or postpone the 2026 Extraordinary Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named as proxy holders will have discretion to vote on those matters in accordance with their best judgment, unless you direct them otherwise in your proxy instructions. We do not currently anticipate that any other matters will be raised at the 2026 Extraordinary Meeting.

WHO CAN VOTE AT THE 2026 EXTRAORDINARY MEETING?

Shareholders of record at the Record Date, are entitled to vote at the 2026 Extraordinary Meeting.

On the Record Date, 50,046,250 shares of our Ordinary Shares (representing 50,046,250 votes) and 2,000,000 shares of our Series A Preferred Shares (representing 50,000,000 votes) were issued and outstanding and are entitled to vote at the 2026 Extraordinary Meeting. Holders of Ordinary Shares and Series A Preferred Shares will vote together as a single class on the proposal to be voted on at the 2026 Extraordinary Meeting.

Each Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company, and each Series A Preferred Share shall be entitled to twenty-five (25) votes on all matters subject to the vote at general meetings of the Company.

WHAT CONSTITUTES A QUORUM?

Two Shareholders entitled to vote and present in person or by proxy or (in the case of a Shareholder being a corporation) by its duly authorized representative representing not less than fifty per cent (50%) of the voting rights attached to the total voting shares in the Company, shall be a quorum for all purposes at the 2026 Extraordinary Meeting.

If such shareholders are not present in person or by timely and properly submitted proxies to constitute a quorum, the 2026 Extraordinary Meeting may be adjourned to such time and place determined by the Board. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

WHAT IS THE DIFFERENCE BETWEEN BEING A “SHAREHOLDER OF RECORD” AND A “BENEFICIAL OWNER” HOLDING SHARES IN STREET NAME?

Shareholder of Record: You are a “shareholder of record” if your shares are registered directly in your name with our transfer agent, Transhare. The Proxy Materials are sent directly to a shareholder of record.

Beneficial Owner: If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in “street name” and your bank or other nominee is considered the shareholder of record. Your bank or other nominee forwarded the Proxy Materials to you. As the beneficial owner, you have the right to direct your bank or other nominee how to vote your shares by completing a voting instruction form. Because a beneficial owner is not the shareholder of record, you are invited to attend the 2026 Extraordinary Meeting, but you may not vote these shares in person at the 2026 Extraordinary Meeting unless you obtain a “legal proxy” from the bank or other nominee that holds your shares, giving you the right to vote the shares at the 2026 Extraordinary Meeting.

HOW DO I VOTE?

Shareholders of record can vote their shares in person by attending the 2026 Extraordinary Meeting in person, by telephone or over the Internet at www.proxyvote.com in accordance with the instructions on your proxy card, or by mail, by completing, signing and mailing your proxy card. The proxy card must be received by Monday no later than 11:59 p.m. EST on July 20, 2026 to be validly included in the tally of shares voted at the 2026 Extraordinary Meeting.

If you are a beneficial owner whose Ordinary Shares or Series A Preferred Shares are held in “street name” (i.e. through a bank, broker or other nominee), you will receive voting instructions from the institution holding your shares. The methods of voting will depend upon the institution’s voting processes, including voting via the telephone or the Internet at www.proxyvote.com. Please contact the institution holding your Ordinary Shares or Series A Preferred Shares for more information.

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY CARD?

It means that your Ordinary Shares or Series A Preferred Shares are registered differently or you have multiple accounts. Please vote all of these shares separately to ensure all of the shares you hold are voted.

WHAT IF I DO NOT SPECIFY HOW MY SHARES ARE TO BE VOTED?

Shareholders of Record: If you are a shareholder of record and you properly submit your proxy but do not give voting instructions, the persons named as proxies will vote your shares as follows:

●	“FOR”

Item			Board Vote Recommendation
1.	RESOLVED AS AN ORDINARY RESOLUTION THAT:		FOR

	i)	the consolidation of each of the issued and unissued ordinary shares of a par value of US$0.00002 each (“Ordinary Shares”) and Series A Preferred Shares of a par value of US$0.00002 each (“Series A Preferred Shares”) at a ratio one (1) – for– ten (10) (the “Share Consolidation”) be and is hereby approved such that (i) every 10 existing authorized unissued and issued Ordinary Shares par value US$0.00002 each be consolidated into 1 Ordinary Share of par value US$0.0002 each, and (ii) every 10 existing authorized unissued and issued Series A Preferred Shares par value US$0.00002 each be consolidated into 1 Series A Preferred Share of par value US$0.0002 each, such that following the Share Consolidation, the authorized share capital of the Company of US$500,000 divided into 25,000,000,000 shares of a par value of US$0.00002 each, comprising (a) 22,500,000,000 Ordinary Shares of a par value of US$0.00002 each and (b) 2,500,000,000 Series A Preferred Shares of a par value of US$0.00002 each will become the authorized share capital of US$500,000 divided into 2,500,000,000 shares of a par value of US$0.0002 each, comprising (a) 2,250,000,000 Ordinary Shares of a par value of US$0.0002 each and (b) 250,000,000 Series A Preferred Shares of a par value of US$0.0002 each; and

	ii)	the Directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation including, but without prejudice to the generality of the foregoing, in respect of any fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, (a) capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation or (b) arranging for the sale of any Ordinary Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Directors may authorize some persons to transfer the Ordinary Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company.”

Beneficial Owners: If you are a beneficial owner whose Ordinary Shares or Series A Preferred Shares are held in “street name” (i.e. through a bank, broker or other nominee) and you do not give voting instructions to your bank, broker or other nominee, your bank, broker or other nominee may exercise discretionary authority to vote on matters that the NASDAQ (“NASDAQ”) determines to be “routine.” Your bank, broker or other nominee is not allowed to vote your shares on “non-routine” matters, and this will result in a “broker non-vote” on that non-routine matter, but the shares will be counted for purposes of determining whether a quorum exists. However, we cannot be certain whether this will be treated as a routine matter since our Proxy Statement is prepared in compliance with the laws of Cayman Islands rather than the rules applicable to domestic U.S. reporting companies. We strongly encourage you to submit your voting instructions and exercise your right to vote as a shareholder.

CAN I CHANGE MY VOTE OR REVOKE MY PROXY?

If you are a shareholder of record, you may revoke your proxy at any time prior to the vote at the 2026 Extraordinary Meeting. If you submitted your proxy by mail, you must file with the Corporate Secretary of the Company a written notice of revocation or deliver, prior to the vote at the 2026 Extraordinary Meeting, a valid, later-dated proxy. Attendance at the 2026 Extraordinary Meeting will not have the effect of revoking a proxy unless you give written notice of revocation to the Corporate Secretary before the proxy is exercised or you vote by written ballot at the 2026 Extraordinary Meeting. If you are a beneficial owner whose Ordinary Shares or Series A Preferred Shares are held through a bank, broker or other nominee, you may change your vote by submitting new voting instructions to your bank, broker or other nominee, or, if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares, by attending the 2026 Extraordinary Meeting and voting in person.

For purposes of submitting your vote, you may change your vote until 11:59 p.m. EST on July 20, 2026. After this deadline, the last vote submitted will be the vote that is counted.

HOW WILL THE PROXIES BE SOLICITED AND WHO WILL BEAR THE COSTS?

We will pay the cost of soliciting proxies for the 2026 Extraordinary Meeting. Proxies may be solicited by our directors, executive officers, and employees, without additional compensation, in person or by mail, courier, telephone, email or facsimile. We may also make arrangements with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares held of record by such persons. We may reimburse such brokerage houses and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.

WHO WILL COUNT THE VOTES AND HOW CAN I FIND THE VOTING RESULTS OF THE 2026 EXTRAORDINARY MEETING?

Transhare will tabulate and certify the votes. We plan to announce preliminary voting results at the 2026 Extraordinary Meeting, and we will report the final results in a Current Report on Form 6-K, which we will file with the SEC shortly after the 2026 Extraordinary Meeting.

WHAT VOTE IS REQUIRED TO APPROVE EACH ITEM?

The Share Consolidation must be passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of the Company held in accordance with these Articles .

WHAT ARE ABSTENTIONS AND BROKER NON-VOTES AND HOW WILL THEY BE TREATED?

An “abstention” occurs when a shareholder chooses to abstain or refrain from voting their shares on one or more matters presented for a vote. For the purpose of determining the presence of a quorum, abstentions are counted as present.

Abstentions will have no effect on the outcome of any proposal.

A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the 2026 Extraordinary Meeting in person or by proxy but does not vote on a particular proposal because that holder does not have discretionary authority to vote on that particular item and has not received instructions from the beneficial owner.

Broker non-votes will have no effect on the outcome of any proposal.

WHAT DO I NEED TO DO TO ATTEND THE 2026 EXTRAORDINARY MEETING?

If you plan to attend the 2026 Extraordinary Meeting in person, you will need to bring proof of your ownership of shares, such as your proxy card or transfer agent statement and present an acceptable form of photo identification such as a passport or driver’s license. Cameras, recording devices and other electronic devices will not be permitted at the 2026 Extraordinary Meeting.

If you are a beneficial owner holding shares in “street name” through a bank, broker or other nominee and you would like to attend the 2026 Extraordinary Meeting, you will need to bring an account statement or other acceptable evidence of ownership of shares as of the close of business on July 9, 2026. In order to vote at the 2026 Extraordinary Meeting, you must contact your bank, broker or other nominee in whose name your shares are registered and obtain a legal proxy from your bank, broker or other nominee and bring it to the 2026 Extraordinary Meeting.

WHERE CAN I GET A COPY OF THE PROXY MATERIALS?

The proxy card and the Notice are available on our Company’s website at https://www.tryhard.me. The contents of that website are not a part of this Proxy Statement.

SHARE CONSOLIDATION

General

Our Board has determined that it is advisable and in the best interests of the Company and its shareholders, to approve the Share Consolidation. The Share Consolidation must be passed by ordinary resolution of the shareholders which requires they be passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of the Company held in accordance with the Articles.

The Share Consolidation will be implemented simultaneously for all shares of the Company. The Share Consolidation will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

Registration and Trading of our Ordinary Shares

The Share Consolidation will not affect our obligation to publicly file financial and other information with the U.S. Securities and Exchange Commission (the “SEC”). In connection with the Share Consolidation, our CUSIP number (which is an identifier used by participants in the securities industry to identify our ordinary shares) will change. If and when the Share Consolidation is implemented, the Ordinary Shares will begin trading on a post-split basis on the effective date. The trading price of Ordinary Shares will change accordingly with the Share Consolidation.

Fractional Shares

The Directors are authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation including, but without prejudice to the generality of the foregoing, in respect of any fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, (a) capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Consolidation or (b) arranging for the sale of any Ordinary Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Directors may authorize some persons to transfer the Ordinary Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company.

Reasons for the Share Consolidation

The Directors noted and believe that:

-	the authorized share capital of the Company is US$500,000 divided into 25,000,000,000 shares of a par value of US$0.00002 each, comprising (a) 22,500,000,000 shares of a par value of US$0.00002 each (“Ordinary Shares”) and (b) 2,500,000,000 shares of a par value of US$0.00002 each (“Series A Preferred Shares”);

-	in furtherance of the business and operations of the Company and to accommodate the allotment and issue of additional shares by the Company, the Company would approve (i) a consolidation of each of the issued and unissued Ordinary Shares and Series A Preferred Shares at a ratio of one (1) for ten (10), effective immediately (the “Share Consolidation”);

-	the Share Consolidation, if approved, should enable the traded price of the Company’s Ordinary Shares to be greater than US$1.00 as required by Nasdaq Listing Rule 5550(a)(2) so that the Company regain compliance with Nasdaq’s minimum bid price requirement for its traded Ordinary Shares;

-	the increased market price of the Ordinary Shares expected as a result of implementing the Share Consolidation could improve the marketability and liquidity of the Ordinary Shares and may encourage interest and trading in the Ordinary Shares. The Share Consolidation, if effected, could allow a broader range of institutions to invest in the Ordinary Shares (namely, funds that are prohibited from buying stock whose price is below a certain threshold), potentially increasing the trading volume and liquidity of the Ordinary Shares;

-	the Share Consolidation could help increase analyst and broker interest in the Ordinary Shares, as their policies can discourage them from following or recommending companies with low stock prices. Because of the trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Some of those policies and practices may make the processing of trades in low-priced stocks economically unattractive to brokers. Additionally, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, a low average price per share of our Ordinary Shares can result in individual shareholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were higher.

Post Share Consolidation

There were 50,046,250 Ordinary Shares and 2,000,000 Series A Preferred Shares issued and outstanding as of the Record Date. The following table contains the number of issued and outstanding Ordinary Shares and Series A Preferred Shares immediately following the Share Consolidation, without giving effect to any adjustments for fractional shares.

	Shares Outstanding
	Record Date	Upon Share Consolidation effective
Ordinary Shares	50,046,250	5,046,250
Series A Preferred Shares	2,000,000	200,000

Book-Entry Shares

If the Share Consolidation is effected, shareholders who hold uncertificated shares (i.e., shares held in book-entry form and not represented by a physical share certificate), either as direct or beneficial owners, will have their holdings electronically adjusted automatically by our transfer agent (and, for beneficial owners, by their brokers or banks that hold in “street name” for their benefit, as the case may be) to give effect to the Share Consolidation. Shareholders who hold uncertificated shares as direct owners will be sent a statement of holding from our transfer agent that indicates the number of post- Share Consolidation Shares owned in book-entry form.

Certificated Shares

As soon as practicable after the effective time of the Share Consolidation, shareholders will be notified that the Share Consolidation has been effected. We expect that our transfer agent will act as exchange agent for purposes of implementing the exchange of share certificates. Holders of pre- consolidation Shares will be asked to surrender to the exchange agent certificates evidencing pre-consolidation shares in exchange for certificates evidencing post-consolidation Shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by us or our exchange agent. No new certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding certificate (s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-consolidation Shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-Share Consolidation Shares.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Accounting Matters

The Share Consolidation will not affect the share capital account on our balance sheet. Immediately after the Share Consolidation, the per share net income or loss and net book value of our Shares will be increased because there will be fewer shares of Shares outstanding. All historic share and per share amounts in our financial statements and related footnotes will be adjusted accordingly for the Share Consolidation.

No Going Private Transaction

Notwithstanding the decrease in the number of outstanding Shares following the proposed Share Consolidation, the Board does not intend for this transaction to be the first step in a “going private transaction” within the meaning of Rule 13e-3 of the Exchange Act.

Material United States Federal Income Tax Consequences of the Share Consolidation

Each shareholder should consult its tax advisor as to the particular facts and circumstances which may be unique to such shareholder and also as to any estate, gift, state, local or foreign tax considerations arising out of the Share Consolidation.

Interests of Directors and Executive Officers

Our directors and executive officers have no substantial interests, directly or indirectly, in the matters set forth in this proposal except to the extent of their ownership of Shares.

Resolution

The resolution be put to the shareholders to consider and to vote upon at the 2026 Extraordinary Meeting to adopting the Share Consolidation is:

Item			Board Vote Recommendation
1.	RESOLVED AS AN ORDINARY RESOLUTION THAT:		FOR

	i)	the consolidation of each of the issued and unissued ordinary shares of a par value of US$0.00002 each (“Ordinary Shares”) and Series A Preferred Shares of a par value of US$0.00002 each (“Series A Preferred Shares”) at a ratio one (1) – for– ten (10) (the “Share Consolidation”) be and is hereby approved such that (i) every 10 existing authorized unissued and issued Ordinary Shares par value US$0.00002 each be consolidated into 1 Ordinary Share of par value US$0.0002 each, and (ii) every 10 existing authorized unissued and issued Series A Preferred Shares par value US$0.00002 each be consolidated into 1 Series A Preferred Share of par value US$0.0002 each, such that following the Share Consolidation, the authorized share capital of the Company of US$500,000 divided into 25,000,000,000 shares of a par value of US$0.00002 each, comprising (a) 22,500,000,000 Ordinary Shares of a par value of US$0.00002 each and (b) 2,500,000,000 Series A Preferred Shares of a par value of US$0.00002 each will become the authorized share capital of US$500,000 divided into 2,500,000,000 shares of a par value of US$0.0002 each, comprising (a) 2,250,000,000 Ordinary Shares of a par value of US$0.0002 each and (b) 250,000,000 Series A Preferred Shares of a par value of US$0.0002 each; and

	ii)	the Directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation including, but without prejudice to the generality of the foregoing, in respect of any fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, (a) capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation or (b) arranging for the sale of any Ordinary Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Directors may authorize some persons to transfer the Ordinary Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company.”

Vote Required and Board Recommendation

If a quorum is present, the ordinary resolution must be passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of the Company held in accordance with the Articles.

THE BOARD RECOMMENDS A VOTE “FOR” APPROVAL OF THE SHARE CONSOLIDATION AS DESCRIBED IN THIS PROPOSAL

The Board of Directors is not aware of any other matters to be submitted to the 2026 Extraordinary Meeting. If any other matters properly come before the 2026 Extraordinary Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

By:	/s/ Rakuyo Otsuki
Name:	Rakuyo Otsuki
Title:	Director, Chief Executive officer, and Chairperson

July 9, 2026